UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-40331

Enthusiast Gaming Holdings Inc.

(Exact name of registrant as specified in its charter)

90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                              Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT INDEX

Exhibit No:	Description
99.1	Form of Proxy – Annual General Meeting to be held on June 30, 2021, filed June 3, 2021.
99.2	Code of Business Conduct and Ethics, filed June 3, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enthusiast Gaming Holdings Inc.

	By:	/s/ Alex Macdonald
Alex Macdonald
Date: June 7, 2021		Chief Financial Officer